Exhibit 99.1

Galapagos reports first quarter 2017 results

Key Q1 2017 results:

•	Group revenues more than doubled to €39.9 million (+169%)

•	Operating loss reduced by 55% to €11.2 million

•	Net loss of €13.6 million

•	End of first quarter cash €958.6 million

•	Start of new Proof-of-Concept studies with filgotinib

•	Development of triple combination therapy in CF on schedule

Webcast presentation tomorrow, 28 April 2017, at 14.00 CET/8 AM ET, +32 2 404 0659 www.glpg.com

Mechelen, Belgium; 27 April 2017, 22.00 CET; regulated information – Galapagos NV (Euronext & NASDAQ: GLPG) presents financial results and highlights the key events for the first quarter of 2017.

“Galapagos ended the first quarter having substantially expanded the filgotinib clinical program, in which we and collaboration partner Gilead are now running Phase 2 and 3 trials to explore filgotinib in nine inflammation indications. We expect more clinical trial initiations with filgotinib in new indications in the course of the year. We will disclose an interim analysis of the long-term DARWIN 3 extension study at the EULAR conference, shedding light on longer term efficacy and safety of selective JAK1 inhibition in rheumatoid arthritis. We plan to initiate a patient evaluation of our triple combination therapy for cystic fibrosis patients this summer. We expect topline results from FLORA for GLPG1690 in IPF as well as from MOR106 in atopic dermatitis, rounding out expectations for a rich newsflow year with our pipeline,” CEO Onno van de Stolpe commented.

Bart Filius, CFO, added: “We executed on our strategy as planned, bringing in milestones from our collaboration partner AbbVie and driving a 169% increase in Q1 revenues versus last year. These cash payments partially offset our increased spending, keeping our cash burn from operations and investing limited to €23.9 million in Q1 and well in-line with our full year 2017 cash burn guidance of €135-155 million. Next to this, we estimate net proceeds of our public offering on 21 April to be €348 million, bringing our current total cash position to approximately €1.3 billion. Overall, we are very well positioned for the execution of our strategy in the coming years.”

Key figures Q1 2017 (unaudited)

(€ millions, except basic & diluted income/loss per share)

	31 Mar 2017 Group total	31 Mar 2016 Group total
Revenues	39.9	14.8
R&D expenditure	-44.9	-27.8
G&A and S&M expenses	-6.2	-4.4
Operating loss	-11.2	-17.4
Non-cash adjustment on short term financial asset[1]		57.5
Other financial result	-2.4	-4.1

Net result for the period	-13.6	35.9
Basic income / loss (-) per share (€) Diluted income / loss (-) per share (€)	-0.29 -0.29	0.81 0.79
Cash, cash equivalents and restricted cash	958.6	987.6

Notes:

1)	Reflects non-cash financial asset adjustment resulting from the Gilead subscription agreement.

First quarter report 2017

Galapagos has published its online financial report for the first quarter ended 31 March 2017, which can be accessed via http://reports.glpg.com/2017/q1/en/

Conference call and webcast presentation

Galapagos will conduct a conference call open to the public tomorrow, 28 April 2017, at 14:00 CET/8 AM ET, which will also be webcast. To participate in the conference call, please call one of the following numbers ten minutes prior to commencement:

Confirmation Code:    5402616

United Kingdom:	+44 330 336 9105
France:	+33 1 76 772 274
Belgium:	+32 2 404 0659
USA:	+1 719 325 2385
Netherlands:	+31 20 721 9251

A question and answer session will follow the presentation of the results. Go to www.glpg.com to access the live audio webcast. The archived webcast will also be available for replay shortly after the close of the call.

Financial calendar

27 July 2017	First Half 2017 Results (webcast 28 July 2017)
26 October 2017	Third Quarter 2017 Results (webcast 27 October 2017)
22 February 2018	Full Year 2017 Results (webcast 23 February 2018)

About Galapagos

Galapagos (Euronext & NASDAQ: GLPG) is a clinical-stage biotechnology company specialized in the discovery and development of small molecule medicines with novel modes of action. Our pipeline comprises Phase 3, Phase 2, Phase 1, pre-clinical, and discovery programs in cystic fibrosis, inflammation, fibrosis, osteoarthritis and other indications. We have discovered and developed filgotinib: in collaboration with Gilead we aim to bring this JAK1-selective inhibitor for inflammatory indications to patients all over the world. Galapagos is focused on the development and commercialization of novel medicines that will improve people’s lives. The Galapagos group, including fee-for-service subsidiary Fidelta, has approximately 530 employees, operating from its Mechelen, Belgium headquarters and facilities in the Netherlands, France, and Croatia. More information at www.glpg.com.

Contacts

Investors:	Media:
Elizabeth Goodwin	Evelyn Fox
VP IR & Corporate Communications +1 781 460 1784	Director Communications +31 6 53 591 999 communications@glpg.com
Paul van der Horst Director IR & Business Development +31 6 53 725 199
ir@glpg.com

Forward-looking statements

This release may contain forward-looking statements, including, among other things, statements regarding the guidance from management (including guidance regarding the expected operational cash burn during financial year 2017), financial results, the timing of audited financial results, timing and/or results of clinical trials, and interaction with regulators. Galapagos cautions the reader that forward-looking statements are not guarantees of future performance. Forward-looking statements involve known and unknown risks, uncertainties and other factors which might cause the actual results, financial condition and liquidity, performance or achievements of Galapagos, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if Galapagos’ results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are that Galapagos’ expectations regarding its 2017 operating expenses may be incorrect (including because one or more of its assumptions underlying its expense expectations may not be realized), Galapagos’ expectations regarding its development programs may be incorrect, the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements (including that data from Galapagos’ ongoing clinical research programs may not support registration or further development of its product candidates due to safety, efficacy or other reasons), Galapagos’ reliance on collaborations with third parties, and estimating the commercial potential of its development programs. A further list and description of these risks, uncertainties and other risks can be found in Galapagos’ Securities and Exchange Commission (SEC) filings and reports, including in Galapagos’ most recent annual report on form 20-F filed with the SEC and other filings and reports filed by Galapagos with the SEC. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. Galapagos expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

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